Exhibit 99.2

CERTIFICATE of QUALIFIED PERSON – D Roets

I, Dana Roets, do hereby certify to Caledonia Mining Corporation Plc (the issuer) that: -

1.	I am a Director of Blanket Mine (1983) (Private) Limited and Chief Operating Officer of Caledonia Mining South Africa Proprietary Limited, a subsidiary of the issuer, and my address is:

4th Floor

No 1 Quadrum Office Park

51 Constantia Boulevard

Floracliffe, Roodepoort, South Africa

2.	I graduated with a B.Eng. (Mining) degree from the University of Pretoria in 1986 and a MBA degree from the University of Cape Town in 1995. I was awarded with a Mine Managers Certificate from the Department of Mineral and Energy Affairs in 1989.

3.	I have worked as a Mining Engineer for more than 29 years with my specialisation lying within Mineral Reserve and mine management.

4.	I am affiliated with the following professional associations, which meet all the attributes of a “professional association” (as that term is defined in NI 43-101):-

Class	Professional Society	Year of Registration
Member	Association of Mine Managers of SA	1988
Fellow	South African Institute of Mining and Metallurgy (FSAIMM Reg. No. 37312)	1986
Professional Engineer	Engineering Council of South Africa (Pr.Eng. Reg. No. 20130121)	2013

5.	I am responsible for Items 1-6, 13, 15-27 of the technical report titled “A Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe” prepared for Caledonia Mining Corporation Plc with an effective date of date 2017 (the “Report”).

6.	I have read the definition of “qualified person” set out in NI 43-101 and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfil the requirements to be a qualified person for the purposes of the Report.

7.	I have read NI 43-101 and the Report has been prepared in compliance with it.

8.	As of the effective date, to the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.

9.	The facts presented in the Report are, to the best of my knowledge, correct.

10.	The analyses and conclusions presented in the Report are limited only by the reported forecasts and conditions.

11.	I have been working at Caledonia Mining South Africa Proprietary Limited as Chief Operation Officer since July 2013 and I have 100% responsibility at a group level for the operations at Blanket Mine and strategic development of the mine as far as mine design and planning is concerned.

12.	I am not independent of the issuer. Currently, I serve as Chief Operating Officer of Caledonia Mining South Africa Proprietary Limited, a subsidiary of the issuer.

13.	I undertake a personal inspection of the property at least once a month spending time at the mine, the treatment plant, the waste dumps, and the sample assay laboratory and data management section.

Yours faithfully,

_________________________________________________

D ROETS B Eng (Min.), MBA Pr.Eng., FSAIMM, AMMSA COO, Caledonia Mining South Africa Proprietary Limited Date of Sign-off: 15 December 2017